December 21, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Bradley Ecker

100 F Street, N.E.

Washington, DC 20549

Re:	LSEB Creative Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 6, 2021

File No. 333-260873

Ladies and Gentlemen:

LSEB Creative Corp. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated December 13, 2021 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Form S-1 filed December 6, 2021

Directors, Executive Officers, Promoters and Control Persons, page 46

1. We note your disclosure that Mr. Starkman was President of Health Advance Inc. from April 2010 to November 2017. Please revise to disclose the facts and circumstances relating to Mr. Starkman’s departure from the role of President of Health Advance Inc. in June 2017.

Response: We do not believe any additional disclosure is necessary. Health Advance Inc. (“Health Advance”) entered into a license agreement with Mirco Medtech, Ltd. (“Micro Medtech”) on February 28, 2017. Due to a disagreement with the shareholders of Micro Medtech, and the Health Advance’s threat of terminating the transaction in May 2017, the shareholders of Micro Medtech, more specifically Greg Shusterman, filed a quarterly report on Form 10-Q on behalf of Health Advance and without Health Advance’s consent. Mr. Shusterman was not an officer or director of Health Advance, and at that time was not appointed to the Board of Directors of Health Advance. Mr. Shusterman did not have access to Health Advance’s financial statements and the Form 10-Q he submitted was false and incorrect. Health Advance filed a Current Report on Form 8-K informing the public not to rely on the financial statements that were improperly filed by Mr. Shusterman. Furthermore, Micro Medtech did not have the requisite votes to remove Mr. Starkman from the Board of Health Advance. The SEC is aware of the situation and required a court order before any additional filing would be accepted for Health Advance. Mr. Shusterman also filed false documents with the courts in Wyoming whereby a restraining order was issued against Mr. Starkman. Mr. Starkman fought the restraining order in Wyoming and the judge dropped the temporary restraining order and ruled that Mr. Shusterman did not have majority voting power in order to take any of his purported actions on behalf of Health Advance. Accordingly, the improper disclosure by Mr. Shusterman about Mr. Starkman’s removal from Health Advance in June 2017 was incorrect and his departure did not actually take place until Mr. Starkman submitted his resignation in November 2017.

Thank you for your assistance and review.

Sincerely,

LSEB Creative Corp.

/s/ Lauren Bentley

CEO and Director